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December 21, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                               Morgan Stanley Institutional Fund, Inc. (the “Fund”)

Securities Act File No. 033-23166

Post-Effective Amendment No. 92

Investment Company Act No. 811-05624

Amendment No. 93

Dear Sir or Madam:

In connection with the filing of Post-Effective Amendment No. 92 to this Fund’s Registration Statement on Form N-1A, we hereby represent, pursuant to Rule 485(b), that the said Post-Effective Amendment No. 92 filed pursuant to Rule 485(b) under the Securities Act of 1933 does not contain any disclosures which would render it ineligible to become effective pursuant to said Rule 485 (b).

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss

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